1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
August 5, 2025	www.integraresources.com

INTEGRA ANNOUNCES RESULTS FROM NEAR-MINE OXIDE GOLD DRILLING AT FLORIDA CANYON;
GROWTH POTENTIAL CONFIRMED AND DRILL PROGRAM EXPANDED

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce initial results from the 2025 resource growth drilling program at the Company's primary operating asset, the Florida Canyon Mine ("Florida Canyon") located in Nevada. The drill program marks the first phase of a multi-year growth strategy designed to expand mineral reserves and resources, extend mine life, and enhance the value of Florida Canyon.

The 2025 growth drilling program is focused on three key areas: (1) Near-surface oxide potential from historical low-grade gold-mineralized waste material that was uneconomic at lower gold prices; (2) Expanding in-situ resources between existing mine open pits; and (3) Testing lateral extensions and in-pit infill drilling. Due to the success of initial drilling, the scope of the program has been increased from ~10,000 meters ("m") to ~16,000 m of reverse circulation ("RC") and sonic drilling. At the date of this news release, ~5,700 m of RC drilling has been completed.

Highlights:

  Opportunity 1: Near-surface oxide potential from historical dump material: Drilling targeting large volumes of historical gold-mineralized low-grade waste material previously estimated to be below the mining cut-off grade in a significantly lower gold price environment. These areas demonstrate the greatest near-term opportunity to increase mineral resources and potentially extend mine life.
    Initial results from the North Mine Dump ("North Dump") confirmed broad, near-surface intervals of oxide gold mineralization with consistent gold grades and excellent heap leach potential. Top intercepts include (see detailed table below):
      FCM25-0569: 0.28 grams per tonne ("g/t") oxide gold ("Au") over 68.6 m
      FCM25-0570: 0.36 g/t oxide Au over 71.6 m
      FCM25-0575: 0.37 g/t oxide Au over 47.2 m, incl. 4.53 g/t oxide Au over 1.5 m
      ~70% of drill intercepts exceed the current mine cut-off grade of 0.11 g/t Au
    Due to the initial success of drilling at the North Dump, the drill program has been increased by ~6,000 m (from ~10,000 m to ~16,000 m). Additional drilling will be focused on the North Dump and South Mine Dump ("South Dump"), another large volume of potentially gold-mineralized low-grade material adjacent to the active mining area.
    Preliminary volume and grade estimation work is underway for the North Dump and South Dump with further detail expected in the coming months.

  Opportunity 2: Expand in-situ resources between existing mine open pits: Drilling targeting "saddle" and "ridge" ("Inter-Pit") areas located between active and historical pits. Many of these areas have been sparsely drilled historically and offer meaningful growth potential directly adjacent to current and future mining phases.
    Initial results from Inter-Pit areas confirmed broad, near-surface intervals of gold mineralization with consistent gold grades and heap leach potential. Top intercepts include (see detailed table below):
      FCM25-0588: 0.47 g/t Au over 39.6 m (North Pit)
      FCM25-0591: 0.27 g/t Au over 114.3 m (Central / Radio Tower Saddle)
      FCM25-0600: 0.25 g/t oxide Au over 73.2 m (Central / Radio Tower Saddle)
      ~40% of drill intercepts within the Radio Tower Pit exceed the current mine cut-off grade of 0.14 g/t Au
      ~35% of drill intercepts within the remaining Inter-Pit areas exceed the current mine cut-off grade of 0.11 g/t Au
  Metallurgical bottle roll leach tests are underway on material gathered through the drill program to assess potential gold recoveries and other ore characteristics; preliminary indications suggest favorable heap leach characteristics.
  The 2025 drill program at Florida Canyon is expected to support a mineral resource and reserve update and a revised life-of-mine plan in the first half ("H1") of 2026.

George Salamis, President, CEO and Director of Integra commented: "A key driver behind the acquisition of Florida Canyon in late 2024 was not only the cash flow that the mine could generate, but also the significant near-mine growth potential. We are very encouraged by the initial results from our 2025 drill program, particularly from the high-priority North Dump area. Broad, consistent oxide gold-mineralized intercepts confirm excellent grade continuity and underscore the potential to grow resources and extend mine life. We also see promising results from the drilling in the Inter-Pit areas, which suggest the potential for pit expansions. Based on the success of initial drilling, the Company has increased the scope of the drill program by ~6,000 meters. Pursuing low-strip, near-surface gold-mineralized material at Florida Canyon in the current gold price environment offers compelling rationale. We look forward to sharing the continued progress as drilling advances through the summer and fall."

Key Figures

Figure 1 - Florida Canyon Mine 2025 Growth Drilling Target Areas:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/08/FCM-NR2-Fig-1-Mine-Targets-2025-08-05.pdf

Figure 2 - Historical North Mine Dump 2025 Drill Collars:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/08/FCM-NR2-Fig-2-North-Mine-Dump-Drilling-2025-08-05.pdf

Figure 3 - Historical North Mine Dump Material Cross Section A-A':

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/08/FCM-NR2-Fig-3-A-A-N-Waste-Dump-Section-2025-08-05.pdf

Figure 4 - Historical North Mine Dump Material Cross Section B-B':

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/08/FCM-NR2-Fig-4-B-B-N-Waste-Dump-Section-2025-08-05.pdf

Figure 5 - Inter-Pit 2025 Drill Collars:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/08/FCM-NR2-Fig-5-Inter-Pit-In-Situ-Drilling-2025-08-05-v2.pdf

Figure 6 - Inter-Pit Cross Section C-C':

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/08/FCM-NR2-Fig-6-C-C-Inter-Pit-In-Situ-Section-2025-08-05.pdf

Figure 7 - North-Pit Cross Section D-D':

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/08/FCM-NR2-Fig-7-D-D-North-Pit-2025-08-05.pdf

Opportunity 1 Drilling Overview: Near-Surface Oxide Potential from Historical Dump Material

Within the permitted Florida Canyon mine boundary there are several large volumes of historically mined low-grade gold-mineralized dump material, averaging below the historical mine cut-off grades. This gold-mineralized material, which was historically uneconomic at lower gold prices, is a product of decades of past mining and has been identified as a high-potential, low-strip, near-surface oxide gold target for growth. Potential has already been demonstrated by the historical in-pit mine dumps (historical backfill material), which are being partially utilized by current operations. The historical dump material presents an immediate opportunity to expand reserves and resources with minimal mining cost.

The North Dump was identified as a high-priority target for the 2025 growth drilling program at Florida Canyon and was therefore drilled at the outset of the program in May 2025. Initial drill results from the North Dump have been successful in demonstrating the potential for near-term oxide growth at Florida Canyon.

Top intercepts from drilling at the North Dump (see detailed table below):

  FCM25-0569: 0.28 g/t oxide Au over 68.6 m
  FCM25-0570: 0.36 g/t oxide Au over 71.6 m
  FCM25-0575: 0.37 g/t oxide Au over 47.2 m, incl. 4.53 g/t oxide Au over 1.5 m
  ~70% of drill intercepts exceed the current mine cut-off grade of 0.11 g/t Au

Key observations and achievements of initial drilling at the North Dump:

  Confirmed gold grade continuity and distribution
  Collected material for metallurgical testing, including bottle rolls, column tests, and permeability assessments
  Initial results support potential conversion of this material into mineral resources and reserves through inclusion in the updated resource and reserve block model and mine plan
  Material offers potential to increase future operational flexibility by providing readily available, gold-mineralized material suitable for heap leaching, that will not require blasting
  Material is expected to improve near- to medium-term ore feed without significant capital investment, while potentially reducing reliance on higher-strip in-situ material

Due to the success of the initial drilling at the North Dump, the Company has planned for additional drilling within the North Dump and South Dump, focused on resource and reserve conversion and gathering additional material for the ongoing metallurgical testing of the area to determine potential for future heap leaching. The 2025 growth drilling program has been increased by ~6,000 meters (from ~10,000 m to ~16,000 m) to include additional drilling at the North Dump and South Dump areas.

Preliminary volume and grade estimation work is underway for the North Dump and South Dump with further detail expected in the coming months. The 2025 drill program at Florida Canyon and supporting analysis is expected to support a mineral resource and reserve update and a revised life-of-mine plan in H1 2026.

Opportunity 2 Drilling Overview: Expanding In-Situ Resources Between Existing Mine Open Pits

A secondary focus of the drill program is on gold resource expansion opportunities within "saddle" and "ridge" zones located between existing open pits. Several of the Inter-Pit areas remain sparsely drilled and offer significant upside gold potential, with historical drilling demonstrating encouraging intercepts of mineralization at or near-surface. Inter-Pit areas targeted as part of the drill program include the Central/Radio Tower Pit Saddle, Florida Canyon Saddle, North Pit Saddle and within the Radio Tower Pit.

Top intercepts from the Inter-Pit areas (see detailed table below):

  FCM25-0588: 0.47 g/t Au over 39.6 m (North Pit)
  FCM25-0591: 0.27 g/t Au over 114.3 m (Central / Radio Tower Saddle)
  FCM25-0600: 0.25 g/t oxide Au over 73.2 m (Central / Radio Tower Saddle)
  ~40% of drill intercepts within the Radio Tower Pit exceed the current mine cut-off grade of 0.14 g/t Au
  ~35% of the remaining drill intercepts within the Inter-Pit areas exceed the current mine cut-off grade of 0.11 g/t Au

Key observations and achievements of initial drilling in the Inter-Pit areas:

  Confirmed gold grade continuity and distribution within targeted zones
  Collected material for metallurgical testing, including bottle rolls, column tests, and permeability assessments
  Initial results support potential pit expansion, specifically between the Central and Radio Tower Pits, two of the largest areas of known gold mineralization at Florida Canyon
  Excellent results within the North Pit Saddle, location of a potential satellite pit adjacent to an existing pit; further drilling is required to follow up on a gold vein system that was historically underexplored

Success within the identified Inter-Pit areas has the potential to meaningfully increase mineral resources and reserves by extending existing pit limits within the current Florida Canyon Mine Plan of Operations.

Detailed Drilling Results:

The following table highlights selected intercepts from the 2025 Florida Canyon drill program announced within this news release.

Table 1 - Detailed Drilling Results 1,2,3,4:

Drill Hole	Area	From (m)	To (m)	Interval (m)	g/t Au
FCM25-0566	North Dump	0.0	50.3	50.3	0.19
FCM25-0567	North Dump	0.0	54.9	54.9	0.17
FCM25-0568	North Dump	0.0	59.4	59.4	0.23
FCM25-0569	North Dump	0.0	68.6	68.6	0.28
FCM25-0570	North Dump	0.0	71.6	71.6	0.36
FCM25-0571	North Dump	0.0	67.1	67.1	0.17
FCM25-0572	North Dump	0.0	57.9	57.9	0.18
FCM25-0573	North Dump	0.0	44.2	44.2	0.21
FCM25-0574	North Dump	0.0	54.9	54.9	0.19
FCM25-0575	North Dump	0.0	47.2	47.2	0.37
including	North Dump	13.7	15.2	1.5	4.53
FCM25-0576	North Dump	0.0	45.7	45.7	0.20
FCM25-0577	North Dump	0.0	30.5	30.5	0.16
FCM25-0588	North Pit	24.4	64.0	39.6	0.47
including	North Pit	32.0	33.5	1.5	3.05
including	North Pit	59.4	61.0	1.5	3.85
FCM25-0590	Central / Radio Tower Saddle	45.7	85.3	39.6	0.45
FCM25-0591	Central / Radio Tower Saddle	0.0	114.3	114.3	0.27
FCM25-0593	Central / Radio Tower Saddle	0.0	64.0	64.0	0.16
FCM25-0594	Central / Radio Tower Saddle	54.9	91.4	36.6	0.16
FCM25-0595	Central / Radio Tower Saddle	38.1	83.8	45.7	0.16
FCM25-0596	Central / Radio Tower Saddle	25.9	68.6	42.7	0.22
FCM25-0597	Central / Radio Tower Saddle	53.3	97.6	44.2	0.35
including	Central / Radio Tower Saddle	53.3	54.9	1.5	2.39
FCM25-0598	Central / Radio Tower Saddle	13.7	76.2	62.5	0.22
FCM25-0599	Central / Radio Tower Saddle	0.0	18.3	18.3	0.21
FCM25-0600	Radio Tower	0.0	73.2	73.2	0.25
FCM25-0602	Central / Radio Tower Saddle	36.6	73.2	36.6	0.16
FCM25-0603	Central / Radio Tower Saddle	12.2	30.5	18.3	0.23
FCM25-0603	Central / Radio Tower Saddle	67.1	68.6	1.5	2.47
FCM25-0604	Central / Radio Tower Saddle	21.3	57.9	36.6	0.22
FCM25-0605	Central / Radio Tower Saddle	6.1	99.1	93.0	0.14

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) An economical cut-off of 0.14 g/t Au within Radio Tower and 0.11 g/t Au for the rest of the mine site was considered during the creation of intersects.

(4) Some of the reported intervals within Inter-Pit areas contain sulphide content exceeding ~1%, as determined by laboratory analysis. These sulphide concentrations may impact metallurgical recoveries and are not necessarily representative of the bulk tonnage of the zone. The reported intervals include both oxide and sulphide material as encountered in drilling. Further metallurgical testing is required to accurately characterize recovery profiles.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Gregory Robinson (P.E., SME Registered Member), Integra's General Manager of the Florida Canyon Mine. Mr. Robinson is a "qualified person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

To verify the information related to the 2025 drilling programs at Florida Canyon, Mr. Robinson frequently visits the property; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Sampling and QA/QC Procedure

RC samples were collected at 5-foot intervals directly at the drill rig using pre-labeled bags. Samples were submitted to American Assay Laboratories ("AAL") in Reno, Nevada, an ISO/IEC 17025 accredited laboratory. AAL is independent of Integra. Sample preparation involved drying, jaw crushing to >70% passing 2 mm (10 mesh) and pulverizing a 300 g split to >85% passing 75 microns.

Gold analysis was performed on a 30-gram pulp using fire assay with ICP-AES finish. Samples returning >10 ppm Au were re-assayed using a gravimetric finish. Additionally, samples with Au >0.156 ppm underwent cyanide-soluble (0.3% NaCN/0.3%NaOH using a sample to solution ratio of 1:2 or 10g/20mL) analysis and preg-robbing (0.3% NaCN/0.3%NaOH + 1.71ppm/mL Au spike using 1:2 ratio calculates to 3.42ppm in the 10g/20mL) tests to assess metallurgical characteristics. Quality control protocols included the routine insertion of blank samples, certified reference materials (standards), and field and pulp duplicates. Blank material and standards were purchased from Moment Exploration Geochemistry. AAL also inserted internal control samples and duplicates within each batch.

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the timing, scope, and objectives of the 2025 drill program at the Florida Canyon, the potential to expand mineral resources and reserves, extend mine life, optimize mine planning, and maximize project value, as well as the anticipated timing of results and a future mineral resource and reserve update and revised life-of-mine plan for Florida Canyon; the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.